July 2, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn: Mr. Gary Todd

Re:	FEI Company

Form 10-K for the year ended December 31, 2008

Filed February 20, 2009

File No. 000-22780

Ladies and Gentlemen:

This letter is submitted on behalf of FEI Company (“FEI”) in response to the further comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to FEI’s Form 10-K for the year ended December 31, 2008, (File No. 000-22780) filed under the Securities Exchange Act of 1934 (“the Filing”), as set forth in your letter to Raymond A. Link dated June 18, 2009.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein in italics type, followed by FEI’s response.

FEI acknowledges that, as described in the responses below, it will address the comments contained in the Staff’s letter in our future filings with the Commission, as applicable. FEI has attempted to reply to the Staff’s comments in such detail sufficient for the Staff to understand FEI’s accounting treatment.

July 2, 2009

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 58

Inventories, page 60

1.	We reference your response to prior comment 3 in our letter dated May 27, 2009. Please respond to the following additional comments regarding the long-term repairable spare parts inventory:

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We see that at a service call you remove the parts requiring repair and exchange them for functional spare parts from inventory. Please tell us how you record this exchange of inventory in your financial statements, including how you determine the amount to be recorded for any repairable spare part returned to inventory.

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We note that you ratably increase the reserve against repairable spare parts over the seven year life of the inventory until the net carrying value is zero at the end of the service life. Please tell us how this apparent amortization of the inventory is consistent with paragraph 8 of Chapter 4 of ARB 43 which states that a loss of utility of inventory is reflected as a charge against the revenues of the period in which it occurs and the measurement of such losses is accomplished by applying the rule of pricing inventories at cost or market, whichever is lower.

RESPONSE: FEI respectfully advises the Staff that we currently have approximately 2,000 systems world-wide under service contract and our annual renewal rate of these contracts is greater than 80%. Unlike other high technology capital equipment manufacturers, the majority of systems that we service are electron microscopes which are often used by our customers beyond the average service life of seven years. In some cases, these systems service lives are in excess of ten years. We maintain depots of inventory in various regions of the world and are required to make last-time buys of parts prior to our vendors ending production of the parts to ensure parts are available to meet our future service requirements. These last time buys are based on expected usage of parts over their service lives, but our actual experience varies on a part-by-part basis. The use of refurbished parts allows us to cost-effectively support our service business as we can recycle our repairable spare parts multiple times over the extended service life of our customer’s systems which is common practice within the industry. In fact, our standard contract terms specify that refurbished spare parts may be used. The recovery of the cost of these parts is built into the pricing of our extended service contracts and our time and material contracts. Our ability to renew these service contracts provides evidence regarding our ability to recover the carrying value of the spare parts which support these contracts.

We record the exchange of the spare parts through our cost of goods sold accounts. When a part is issued to the field service engineer to be installed on a system being serviced, we

July 2, 2009

debit cost of goods sold and credit spare parts inventory. For those spare parts that are returned to us during the service call, we credit cost of goods sold and debit spare parts inventory. Spare parts issued and returned into inventory are recorded at the standard cost for that part. Costs to repair or refurbish the returned repairable parts are charged to cost of goods sold in the period incurred. Our repair costs were approximately $9.7 million in 2008.

As our systems under service age, our risk of carrying excess inventory increases due to declines in the product groups’ installed base either due to technological obsolescence or normal wear. As such, we ratably decrease the value of our service spare parts inventory through our reserve process as a practical methodology to adjust the carrying value of spare parts inventory due to the growth of excess inventory that develops in our spare parts pools during a systems service life. For example, if we initially have 50 units of spare parts in inventory, use 40 parts, and add repairable spare parts of 20 units, we would have 30 units in inventory at the end of the estimated service life for which no or minimal usage was expected. As the likelihood of part usage diminishes over time (due to the smaller number of systems in operation and under service contract), we ratably decrease the value of our service inventories to properly write down the value of this excess inventory.

Each spare part is “mapped” to the type of system group that it supports and, via a contra-inventory account, we reduce the carrying cost of spare parts through an adjustment that reflects the portion of the estimated system life which has expired. For example, if a spare part has a standard cost of $100 and it supports a system for which four years of its estimated seven-year life has expired, then it would be carried at $100*(3/7) = $43. Viewed another way, if we have 100 units of a part on hand at the inception of a systems’ service life, after four years we estimate that only 43 of those units will be utilized. This contra-inventory account is “trued-up” at the end of each accounting period and any adjustments are recorded in cost of goods sold.

In addition to this methodology for estimating excess inventory, we also perform periodic monitoring of our installed base of customer systems for pre-mature end of service life events. In the event a system or system group is retired from service prior to its scheduled service life end date (for example, all known systems of a system group in our installed base are no longer operational), we expense through cost of goods sold the net carrying value of any related spare part inventory recorded on the balance sheet in the period the retirement is identified.

We also monitor any returned parts for loss of utility (i.e. returned part is not repairable) through our scrap reserve process. To address the valuation of potential unrepairable parts and to also address the diminished value of spare parts waiting to be repaired, we adjust our spare part carrying costs via our scrap reserve. We estimate our scrap reserve based on the amount of spare parts currently in the repair cycle and our historical experience of parts that are ultimately scrapped or not repairable. Write-offs of scrapped spare parts were approximately $2.0 million in 2008.

July 2, 2009

We believe the combined impact of these practices is consistent with the requirements of paragraph 8 of Chapter 4 of ARB 43 to reflect decreases in the utility of our spare parts inventory as charges against revenue during the period in which they occur. This practice also enables us to properly match revenues and costs based on how the assets are utilized in the operations of our service business while still ensuring that excess or obsolete inventories are recognized and charged to cost of goods sold in the period identified.

Other matters

On behalf of FEI, I acknowledge that FEI is responsible for the adequacy and accuracy of the disclosures in the Filing; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and that FEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please contact me at (503) 726-7772 with any further comments or questions you may have. FEI respectfully requests that the Staff confirm that it has no additional requests or comments on the Filing when the Staff’s review is complete.

Sincerely,

/s/ Raymond A. Link
Raymond A. Link
Executive Vice President and Chief Financial Officer

cc:	Brad Thies

Stephen Loughlin

David Dugan

Ronald Graybeal

Tony Jeffries